Robert G. Reedy Partner {713} 226-6674 Phone {713} 226-6274 Fax rreedy@porterhedges.com	Porter & Hedges, L.L.P. RELIANT ENERGY PLAZA 1000 Main Street, 36th Floor Houston, Texas 77002 {713} 226-6000 Phone {713} 228-1331 Fax porterhedges.com
May 20, 2009
Via EDGAR and Federal Express
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Attention:	Mr. H. Roger Schwall
Mr. Douglas Brown
Mr. Mike Karney

Re:	PetroQuest Energy, Inc.
Registration Statement on Form S-3 filed April 6, 2009
File No. 333-158446

Form 10-K for the year ended December 31, 2008 filed February 27, 2009
Schedule 14A filed March 27, 2009
File No. 001-32681
Dear Messrs. Schwall, Brown and Karney:
     This letter is in response to your letter dated April 29, 2009, to PetroQuest Energy, Inc. (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced registration statement on Form S-3 (the “Registration Statement”), annual report on Form 10-K (the “2008 Form 10-K”) and definitive proxy statement on Schedule 14A (the “Proxy Statement”). This letter does not address the Staff’s comments to the Proxy Statement contained in comments 8 and 9 of your letter as those comments were addressed in our prior letter to you dated May 1, 2009. For your convenience, each response is preceded by the Staff’s comment to which the response relates, and, when appropriate, we have indicated the location of the requested revision in the copies of Amendment No. 1 to the Registration Statement, as provided to you today.
Registration Statement on Form S-3
General
1.	Comment. We note that this is an at-the-market offering and that the underwriter has not been named in the prospectus. Please confirm supplementally that if the registration

U.S. Securities and Exchange Commission
May 20, 2009

statement goes effective without naming the underwriter, you will file a post-effective amendment for this purpose.
Response. The Company advises the Staff that although an “at-the-market offering” would be permissible under the Registration Statement, the Company expects that the primary use of the Registration Statement will be for primary offerings of the securities registered thereunder at fixed prices pursuant to a firm commitment underwriting. The Company would name any underwriter participating in any such offering in a prospectus supplement filed with the Commission pursuant to Rule 424(b) of the Securities Act of 1933, as amended (the “Securities Act”). The Company further advises the Staff that in the unlikely event the Company conducts an “at-the-market offering” pursuant to the Registration Statement, the Company will file a prospectus supplement (not a post-effective amendment) for the purpose of naming the underwriter pursuant to Rule 424(b) of the Securities Act.
Calculation of Registration Fee
2.	Comment. We note the footnote in the fee table indicating that the registration statement also covers an indeterminate amount of securities as may be issued in exchange for, or upon conversion or exercise of, the securities registered on the S-3. Please revise your disclosure to indicate if the underlying securities are listed in the fee table, and to the extent they are not, please revise your fee table to include the underlying securities.

Response. In response to the Staff’s comment, the Company has revised footnote 1 to the fee table of Amendment No. 1 to the Registration Statement to clarify that the securities that may be issued in exchange for, or upon conversion or exercise of, the securities registered in the Registration Statement are also registered in the Registration Statement.
Description of Warrants, page 27
3.	Comment. With respect to the Description of Warrants, the staff advises that warrants may not be issued for “other securities” that have not been registered under this registration statement unless the warrants exercisable for such other securities are not legally exercisable immediately or within one year of the date of sale of the warrant. All of the underlying classes of securities to which the warrants relate must be identified in the registration statement.

Response. In response to the Staff’s comment, the Company has revised the disclosure on page 27 of Amendment No. 1 to the Registration Statement to clarify that warrants issued pursuant to the Registration Statement will only be exercisable into securities that have been registered in the Registration Statement.

U.S. Securities and Exchange Commission
May 20, 2009

Exhibit 5.1
4.	Comment. Please supplementally confirm to us, if true, that the debt guarantees will be governed by Louisiana law. Alternatively, please revise the opinion to clarify that counsel’s opinion extends to the laws of the states whose laws will govern the debt guarantees.

Response. In response to your comment, the Company advises the Staff that the opinion of Porter & Hedges, L.L.P. (see Exhibit 5.1 to Amendment No. 1 to the Registration Statement) has been modified to cover the validity, binding nature and enforceability of the non-convertible debt guarantees under New York law (the law that will govern the non-convertible debt guarantees), and that the opinion of the Onebane Law Firm (see Exhibit 5.2 to Amendment No. 1 to the Registration Statement) has been modified to cover only the legal issuance of the non-convertible debt guarantees under Louisiana law.
Form 10-K for the Fiscal Year Ended December 31, 2008
Properties
Oil and Gas Reserves, page 21
5.	Comment. We note you disclose measures identified as ‘Estimated pre-tax future net cash flows’ and ‘Discounted pre-tax future net cash flows’. It does not appear these measures are calculated and presented in accordance with GAAP. Given this, explain to us how you have considered providing the following:
•	A reconciliation of these amounts to the most directly comparable measure calculated and presented in accordance with GAAP; and

•	The reasons why you believe the measures are useful to investors.
Please see Item 10(e) of Regulation S-K for additional guidance
Response. The Company will comply with the Staff’s comment by providing the information required by Item 10(e) of Regulation S-K in future filings made by the Company with the Commission that disclose “estimated pre-tax future net cash flows” or “discounted pre-tax future net cash flows” (collectively, the “Non-GAAP Measures”). In particular, the Company will include (i) a presentation, with equal or greater prominence, of the standardized measure of discounted cash flows, the most directly comparable financial measure calculated and presented in accordance with GAAP, (ii) a reconciliation (by schedule or other clearly understandable method) of the differences between the Non-GAAP Measures and the standardized measure of discounted cash flows, (iii) a statement disclosing the reasons why the Company’s management believes that presentation of the Non-GAAP Measures provides useful information to investors

U.S. Securities and Exchange Commission
May 20, 2009

regarding the Company’s financial condition and results of operations, and (iv) to the extent material, a statement disclosing the additional purposes, if any, for which the Company’s management uses the Non-GAAP Measures that are not disclosed pursuant to clause (iii) above. The Company supplementally advises the Staff that it believes the Non-GAAP Measures are useful to investors as these amounts are based on prices, costs and discount factors which are consistent from company to company, while the standardized measure of discounted cash flows is dependent on the unique tax situation of each individual company. As a result, the Company believes that investors can use the Non-GAAP Measures as a basis for comparison of the relative size and value of the Company’s reserves to other companies. The Company also understands that securities analysts and rating agencies use the Non-GAAP Measures in similar ways.
Evaluation of Disclosure Controls and Procedures, page 36
6.	Comment. We note your statement that, “even effective disclosure controls and procedures can only provide reasonable, not absolute, assurance of achieving their control objectives.” Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Response. The Company will comply with the Staff’s comment by removing the sentence containing the above-referenced statement from the Company’s future filings on Form 10-K and Form 10-Q. The Company advises the Staff that it removed the sentence containing the above-referenced statement in Item 4 on page 19 of the Company’s Form 10-Q for the quarterly period ended March 31, 2009, which was filed with the Commission on May 6, 2009.
Notes to Consolidated Financial Statements
Note 5 — Asset Retirement Obligations, page F-15
7.	Comment. We note the increase in your asset retirement obligation attributed to “Revisions in estimates”. Explain to us, in reasonable detail, the reasons for this increase. As part of your response, describe the properties involved, as well as the facts and circumstances you considered in determining the timing and amount of the increase.

U.S. Securities and Exchange Commission
May 20, 2009

Response. The Company advises the Staff that approximately 70% of the revisions to the Company’s abandonment estimates during 2008 were related to the abandonment of three offshore platforms: Brazos A-22, Vermilion Block 221, and West Cameron 222.
In 2005, the owner of the Brazos A-22 platform defaulted on its obligation to abandon the platform, and in early 2008, the Minerals Management Service (the “MMS”) determined that the Company was responsible for the abandonment. This determination was based on the fact that a private company acquired by the Company in 2005 owned the platform prior to the defaulting owner and as a result the Company was deemed the responsible party in the MMS’ chain of title.
Upon commencement of the abandonment process, additional operational procedures became necessary to address the well-bore conditions and sub-surface structural issues with the platform, which were far more complex than the Company’s initial engineering inspection estimated. Because the Company was not intimately familiar with Brazos A-22 platform and its complexities and the deteriorated condition of the platform and the related wells, the Company’s initial estimate of the costs to abandon the platform were low. As a result of the combination of increased scope of work and higher than expected costs of services, the Company substantially increased the estimate as it undertook the actual abandonment operation during 2008.
Vermilion Block 221 and West Cameron 222 were abandoned during 2008 due to damages sustained from Hurricane Rita. Service costs for all Gulf of Mexico operations rose rapidly during 2008 in response to the increased demand for services caused by record commodity prices. As a result of the volatile cost environment, as the Company began to abandon the platforms and related wells, it became apparent that the costs involved in abandoning these structures was more than the Company’s initial estimates. The Company substantially increased its estimates as it undertook the actual abandonment operations during 2008.
In addition to the revisions described above, at December 31, 2008, the Company revised its abandonment cost estimates for each of its Gulf of Mexico properties to reflect the higher cost environment experienced during the Company’s 2008 abandonment operations resulting from the increases in oil and gas prices during 2006, 2007 and 2008, and the corresponding increases in the costs for materials and services in the oil and gas industry.
The Company will provide additional disclosure relating to significant revisions in its asset retirement obligations in future filings made by the Company with the Commission. The Company advises the Staff that it added disclosure explaining revisions in its asset retirement obligation to Note 5 beginning on page 7 of the Company’s Form 10-Q for the quarterly period ended March 31, 2009, which was filed with the Commission on May 6, 2009.

U.S. Securities and Exchange Commission
May 20, 2009

Engineering Comments
Risk Factors, page 11
You should not place undue reliance on reserve information . . . page 16
10.	Comment. Investors have the right to rely on the numbers you provide to them in your filings. Proved reserves are those estimated volumes of oil and gas you expect to recover with reasonable certainty at current operating conditions and prices. If the available data is not of sufficient quality or quantity to provide reasonable certainty in the engineering and geological interpretations your staff makes to estimate reserves that meet the qualifications required for proved reserves, you should remove those volumes from your proved reserves. Alternatively, if you believe you have met the qualifications necessary to classify those reserves proved, please revise your document to not remove any implication that your engineering data and resulting engineering and geological interpretations are not reasonably certain, or are beyond your control or that investors should not rely on the numbers you provide in the filing.

Response. The Company will comply with the Staff’s comment by modifying the above-referenced risk factor in the first to occur of (i) the filing of the Company’s Form 10-Q for the quarterly period ended June 30, 2009 or (ii) the filing of a prospectus supplement to the Registration Statement. Enclosed with this letter as Exhibit 1 is a revised version of the above-referenced risk factor that the Company will include in the first to occur of the above-referenced filings to address the Staff’s comment.

11.	Comment. In addition, you state that approximately 27% of your proved reserves are undeveloped and 12% are developed non-producing reserves which are less certain than estimates of proved developed producing reserves. The SEC definition of proved reserves found in Rule 4-10(a) of Regulation S-X requires that you be reasonably certain that the reserves you classify as proved will be recovered. This means that the ultimate recovery of reserves is more likely to equal or exceed your estimates than to be less than your estimates. The definition does not contemplate there being less than reasonable certainty in reserve estimates pertaining to properties that are undeveloped or developed but not producing. Your risk factor disclosure saying that there is less certainty if these conditions prevail, and that estimates of oil and gas reserves are uncertain, seems to be contradicting, or mitigating, the criteria of reasonable certainty that is necessary for reserves to be classified as proved. If you are not reasonably certain of recovering all or a portion of your reported reserves, for whatever reason, please remove the associated volumes of reserves from the estimates of proved reserves that are disclosed in your filing. If you are reasonably certain that you will recover your reported reserves, please revise your risk factor and any similar disclosure to remove any implication that proved reserves are not reasonably certain to be recovered.

U.S. Securities and Exchange Commission
May 20, 2009

Response. The Company will comply with the Staff’s comment by modifying the above-referenced risk factor in the first to occur of (i) the filing of the Company’s Form 10-Q for the quarterly period ended June 30, 2009 or (ii) the filing of a prospectus supplement to the Registration Statement. Enclosed with this letter as Exhibit 1 is a revised version of the above-referenced risk factor that the Company will include in the first to occur of the above-referenced filings to address the Staff’s comment.
Properties, page 21
12.	Comment. You have not provided investors with any detailed information about the properties in which you have an interest. Rather, you only discuss very broad areas such as individual states and the Gulf Coast area where you conduct operations. However, elsewhere in your filing you disclose that the Ship Shoal 72 and Turtle Bay fields produce almost one half of your production. This would appear to make these properties of major significance to you. Please see Instructions One, Two and Three, which specifically addresses the extractive industry, of Item 102 of Regulation S-K. It would appear that for at least two of your properties you should disclose material information as to production, reserves, location, development and the nature of your interest as these appear to be significant properties to your overall operation. Please revise your disclosure to provide information responsive to the requirements of Item 102 of Regulation S-K.

Response. The Company advises the Staff that the Ship Shoal and Turtle Bayou fields provide approximately one-half of the Company’s total oil production (not one-half of the Company’s total production), as disclosed on page 29 of the 2008 Form 10-K under the caption “Production”. The Company further advises the Staff that (i) its oil production represented only 12% of the Company’s 2008 total production on an equivalent basis, (ii) the Ship Shoal and Turtle Bayou fields accounted for approximately 11.6% and 9%, respectively, of the Company’s 2008 total production on an equivalent basis and (iii) at December 31, 2008, the Ship Shoal and Turtle Bayou fields represented approximately 7% and 6%, respectively, of the Company’s total proved reserves.

As disclosed on page 3 of the 2008 Form 10-K, during 2003, the Company began the implementation of its strategic goal of diversifying its reserves and production into longer life and lower risk onshore properties. Since that time, the significance of any single well or property has decreased and is expected to decline further. The Ship Shoal and Turtle Bayou fields have multiple wells that produce both oil and gas, and the Company has determined that neither of these fields should be considered significant under the requirements of Items 101 and 102 of Regulation S-K.

U.S. Securities and Exchange Commission
May 20, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 26
Overview, page 26
13.	Comment. You state that you have materially grown both your production and reserves since 2003. Please expand your disclosure to indicate whether you expect this trend to continue in future years, especially in light of the fact that your capital budget for 2009 will be significantly reduced as compared to recent years.

Response. The Company advises the Staff that it discloses in the second paragraph of page 30 of the 2008 Form 10-K that “. . . we expect that total production in 2009 will generally approximate 2008 production levels.” The Company further advises the Staff that it disclosed additional trend information with respect to production in the third paragraph of MD&A on page 11 and the third full paragraph under the caption “Production” on page 14 of the Company’s Form 10-Q for the quarterly period ended March 31, 2009, which was filed with the Commission on May 6, 2009. The Company believes that these disclosures provide adequate information on production guidance for 2009. At this time, the Company is not able to predict with any degree of certainty the trend for reserve growth or decline in 2009 due to volatile commodity prices and expected changes in the Commission’s oil and gas reserve reporting requirements.
Critical Accounting Policies and Estimates, page 27
Reserve Estimates, page 28
14.	Comment. You indicate that actual production, revenues and expenditures with respect to your reserves will likely vary from estimates, and such variance may be material. Please expand your disclosure to provide investors with the actual variance that you have experienced in the past in the areas. For instance, please disclose the amount of oil and gas production you estimated to be produced from your total proved reserve case in your 2007 reserve reports for 2008 and compare this to your actual 2008 production. Provide similar comparisons for actual oil and gas production in 2006 and 2007 from the 2005 and 2006 reserve reports. Reconcile any material differences between the actual production and the forecasted amounts and how this variance impacted your results.

Response. The Company advises the Staff that it modified its disclosure about “Reserve Estimates” to reduce the frequency and prominence of references to “variances” in MD&A on page 13 of the Company’s Form 10-Q for the quarterly period ended March 31, 2009, which was filed with the Commission on May 6, 2009, and will make such modifications in the Company’s future filings with the Commission, as appropriate. The Company believes these modifications are appropriate given the Company’s ongoing diversification of its reserves into longer life and lower risk onshore properties. The Company further advises the Staff that it already provides investors with quarterly and annual production

U.S. Securities and Exchange Commission
May 20, 2009

guidance in the press releases issued by the Company in conjunction with its quarterly and annual earnings conference calls and the related filings of its Form 10-Qs and Form 10-K with the Commission. The Company’s production guidance is updated on a regular basis and reflects the effects of material events, such as acquisitions or dispositions, hurricanes, material mechanical problems or improvements in drilling techniques. The Company believes that this approach regularly provides the most reliable information that the Company has with respect to its expected production.
15.	Comment. Supplementally, please tell us what you have forecasted your oil and gas production to be in 2009 from your total proved reserves case of your 2008 reserve reports.

Response. The Company advises the Staff that it currently expects that its 2009 production volumes will range in between 90 and 100 MMcfe/d, as disclosed in its press release and Current Report on Form 8-K, both dated May 5, 2009.
Oil and Gas Reserve Information, page F-21
16.	Comment. Tell us for both your oil and gas reserves the amount of revisions that were due to price changes and the amount that was due to performance changes.

Response. The Company supplementally advises the Staff that during the fiscal year ended December 31, 2008, the Company experienced downward revisions to its proved reserves totaling 11.3 Bcfe. Of this amount, 5.7 Bcfe related to lower prices and 5.6 Bcfe related to performance. The Company will provide additional disclosure relating to significant revisions in its proved reserves in future filings made by the Company with the Commission.
     This letter has been prepared at the direction of, and reviewed and approved by, the appropriate senior officers of the Company. I hope the foregoing materials are responsive to the Staff’s comments. Please call the undersigned at (713) 226-6674 with any additional comments or questions you may have.
Regards,
/s/ Robert G. Reedy
Robert G. Reedy
Enclosures